25 Minneakoning Road, Flemington, NJ 08822

Main Telephone: (908) 782-3431

VIA EDGAR SUBMISSION

July 26, 2006

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	NovaDel Pharma Inc.

Registration Statement on Form S-3

File Number: 333-135902

Dear Mr. Riedler:

Thank you for your comment regarding the above-referenced filing. The following sets forth the comment made in your letter dated July 24, 2006 and our response thereto:

1.

Comment: It appears that you are attempting to use Instruction I.(B)(1) to establish eligibility to use Form S-3. However, Instruction I.(B)(1) is only available if the aggregate market value of the voting and non-voting common equity held by your non-affiliates is $75 million or more. Based on our review of your latest Form 10-Q, it does not appear you meet this requirement. Please explain to us why you are eligible to use the Form S-3 or amend your registration statement on an appropriate form.

Response: Based upon Instruction I.(B)(1) to Form S-3, a registrant may use Form S-3 to register securities to be offered for cash by or on behalf of a registrant provided that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more. The aggregate market value of the registrant’s outstanding voting and non-voting common equity is computed by use of the price at which the common equity was last sold, or the average of the bid and asked priced of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing of the Form S-3. As illustrated by the below table, the aggregate market value of the voting and non-voting common equity held by non-affiliates of NovaDel Pharma Inc. (“the Company”) exceeded $75 million on May 17, 2006, May 18, 2006, May 19, 2006, May 22, 2006, May 23, 2006, May 24, 2006, May 25, 2006 and May 26, 2006, based upon the closing sale price of the Company’s common stock as listed on the American Stock Exchange on those dates.

Date	Total Shares Outstanding	Affiliate Shares	(1)	Non-Affiliate Shares	Closing Market Price	Aggregate Market Value	(2)
May 17, 2006	48,889,623	2,404,896		46,484,727	$1.63	$75,770,105
May 18, 2006	48,909,623	2,404,896		46,504,727	$1.65	$76,732,800
May 19, 2006	48,909,623	2,404,896		46,504,727	$1.70	$79,058,036
May 22, 2006	48,938,868	2,404,896		46,533,972	$1.80	$83,761,150
May 23, 2006	48,938,868	2,404,896		46,533,972	$1.75	$81,434,451
May 24, 2006	49,948,868	2,404,896		46,543,972	$1.68	$78,193,873
May 25, 2006	48,948,868	2,404,896		46,543,972	$1.65	$76,797,554
May 26, 2006	48,948,868	2,404,896		46,543,972	$1.67	$77,728,433

(1)	Affiliate shares includes 249,236 shares held by the Company’s officers and directors, as well as 2,155,660 shares held by Lindsay A. Rosenwald, M.D.
(2)	Represents aggregate market value of the voting and non-voting common equity held by non-affiliates.

As the Company’s aggregate market value of the voting and non-voting common equity held by non-affiliates exceeded $75 million on such dates, the Company believes its use of Instruction I.(B)(1) to establish eligibility to use Form S-3 to be appropriate.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping us ensure that the Company provides appropriate disclosures in its public filings. Should you have any questions about the above responses, please feel free to contact the undersigned at (908) 782-3431, ext. 2550.

Very truly yours,

/s/Michael E. Spicer
Michael E. Spicer
Chief Financial Officer

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